Exhibit (a)(1)(F)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN
THE EXCHANGE OFFER CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:
To:
From:	Builders FirstSource, Inc.
Re:	Confirmation of Receipt of Notice of Withdrawal
This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of your Eligible Option and you have revoked your prior acceptance of our offer to exchange your Eligible Option Grants. You will not receive any New Option Grants and you will retain your Eligible Option Grants previously tendered for exchange with their existing term, exercise price, vesting schedule, and other terms and conditions.
If your Notice of Withdrawal is properly completed and signed, we accept your rejection of our exchange offer. Your Eligible Option Grants will remain outstanding after this exchange offer closes on the Expiration Date, which we expect will be at 5:00 p.m., Eastern Time, on May 22, 2008 (or a later Expiration Date if we extend the offer).
You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form or other documents relating to this exchange offer) to Jeff Wier, by hand, by interoffice mail, by facsimile to (214) 880-3577, by regular or overnight mail to Builders FirstSource, Inc., Attention: Jeff Wier, 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, or by e-mail to jeff.wier@bldr.com.